Robert A. Schiffner	Campbell Soup Company
Senior Vice President and	1 Campbell Place
Chief Financial Officer	Camden, NJ 08103
856-342-5270
856-342-5205 Fax
robert_schiffner@campbellsoup.com
March 26, 2008
Mr. H. Roger Schwall
Assistant Director — Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Campbell Soup Company
Form 10-K for the fiscal year ended July 29, 2007
Schedule 14, filed October 10, 2007
Form 10-Q for the fiscal quarter ended October 28, 2007
Response Letter dated February 14, 2008
File No. 001-03822
Dear Mr. Schwall:
This is in response to your letter dated March 14, 2008 (the “Second Comment Letter”), in which you provided further comments on the referenced filings and on our letter of February 14, 2008 (the “Initial Response”), which was submitted in response to your letter of January 31, 2008 (the “Initial Comment Letter”). For your ease of reference, the text of each numbered comment in the Second Comment Letter is set forth in italics immediately preceding our corresponding response.
10-K FOR THE YEAR ENDED JULY 29, 2007
1.	Liquidity and Capital Resources, page 16 — We note your response to our prior comment 3. Please confirm that in all future filings you will specify the amount you will spend to expand and enhance your headquarters building and to expand your beverage production capacity.

We understand Item 303 of Regulation S-K to require the Company to disclose material information necessary to understand Campbell’s liquidity and capital resources. As we stated in our Initial Response, at the time our 2007 Form 10-K was filed, Campbell anticipated that its major capital projects in fiscal 2008 would include the expansion and enhancement of the Company’s corporate headquarters and the expansion of the Company’s beverage production capacity. We confirm that, to the extent anticipated expenditures on these projects or any other capital project are material to an investor’s understanding of Campbell’s capital expenditures during a given fiscal year, we will specify the amount the Company expects to spend on these projects in applicable filings for that year.

Mr. H. Roger Schwall
Securities and Exchange Commission
March 26, 2008
FORM 10-Q FOR THE QUARTER ENDED OCTOBER 28, 2007
FORM 10-Q FOR THE QUARTER ENDED JANUARY 27, 2008
2.	Changes in Internal Controls — We note your response to our prior comment 7A. You must disclose any change in your internal control over financial reporting that occurred during the fiscal quarter covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure only states that you had such changes. Please confirm that in future filings you will expand your discussion to briefly describe the actual changes made to your internal controls over financial reporting, for example, as to segregation of duties, access to systems, or dual authorizations.

As discussed in our Initial Response, in accordance with Rule 13a-15(d), Campbell evaluates all changes in internal control over financial reporting during a fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In the reports on Form 10-Q referenced above, we disclosed that there had been changes materially affecting Campbell’s internal control over financial reporting as a result of the implementation of an SAP enterprise-resource planning system at a number of the Company’s North American facilities. We confirm that in future filings relating to fiscal quarters in which changes occur that materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, we will briefly describe such changes, in accordance with Item 308(c) of Regulation S-K, Item 4 of Part I of Form 10-Q, and the Commission’s guidance in Part II.F. of SEC Release No. 33-8238.
SCHEDULE 14, FILED OCTOBER 10, 2007
3.	Schedule 14, filed October 10, 2007 — We note your response to our prior comment 9 and reissue it in part. You must provide us with an example of the disclosures you intend to use that have been approved as necessary within your organization to enable you to delete the qualification regarding amendments that may be made at a later date by your Compensation and Organization Committee or Board of Directors.

We believe that the foregoing comment is intended to refer to our response to the Staff’s comment 8 in the Initial Comment Letter, rather than comment 9.

We note that Item 407(e)(5) of Regulation S-K requires the Compensation and Organization Committee of the Board of Directors (the “Committee”) to state whether it has reviewed and discussed with management the Compensation Discussion and Analysis (“CD&A”) proposed to be included in the Company’s annual filing on Schedule 14, and whether, based on such review and discussion, it has recommended to the Board of Directors that the CD&A be included in the applicable filing. Campbell’s fiscal year ends on or about July 31 of each year, and our proxy statement is typically filed in October of each year. Any number of decisions or events may occur during the remainder of the current fiscal year that may affect the disclosures the Company is required to make in the CD&A section of the proxy statement that we will file in October 2008. The intent of the qualification noted in our response to comment 8 of the Initial Comment Letter was to make clear that the Committee and the Board of Directors may request changes in the illustrative disclosures provided in our Initial Response in light of such intervening

Mr. H. Roger Schwall
Securities and Exchange Commission
March 26, 2008
decisions or events. We understand, however, that the Staff would like the Company to confirm that our responses to comments 9 through 12 of the Initial Comment Letter are representative examples of the types of disclosures that the Company intends to make in our future proxy statements. We confirm that in applicable future filings the Company will disclose in the pertinent sections of the CD&A information that is consistent with information set forth in our responses to comments 9 through 12 of the Initial Comment Letter, as long as that information remains accurate.

4.	Base Salary, page 21 — We note your response to our prior comment 9 and reissue it. Please provide us with an example of the actual language that you intend to use to response to our comment. Please refer to Release no. 33-8732A Section II.B.2 for information on when companies do not have to disclose targets levels with respect to specific quantitative or qualitative performance related factors due to confidentiality concerns.

We confirm that the language set forth in our response to comment 9 of the Initial Comment Letter is the language the Company intends to use in applicable future filings, as long as it remains accurate.

5.	Annual Incentive Plan, page 21— We note your response to our prior comment 10 and reissue it. Please provide us with an example of the actual language that you intend to use in response to our comment.

We confirm that the language set forth in our response to comment 10 of the Initial Comment Letter is the language the Company intends to use in applicable future filings, as long as it remains accurate.
As requested by the Staff, we acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ Robert A. Schiffner
Robert A. Schiffner
Senior Vice President and Chief Financial Officer

Mr. H. Roger Schwall
Securities and Exchange Commission
March 26, 2008

cc:	Douglas R. Conant
Ellen O. Kaden
Anthony P. DiSilvestro
Jennifer O’Brien — Securities and Exchange Commission
Jill S. Davis — Securities and Exchange Commission
Donna Levy — Securities and Exchange Commission

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